Nicole Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

July 26, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Brittany Ebbertt

Ms. Melissa Kindelan

Re:	Cardlytics, Inc.

Form 10-K for the year ended December 31, 2018

Filed March 5, 2019

Form 10-Q for the period ended March 31, 2019

Filed May 9, 2019

File No. 001-38386

Ladies and Gentlemen:

On behalf of our client, Cardlytics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 19, 2019 (the “Comment Letter”), relating to the above referenced Form 10-K for the year ended December 31, 2018 (the “Form 10-K”) and Form 10-Q for the period ended March 31, 2019 (the “Form 10-Q”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Unless otherwise noted, capitalized terms used but not defined herein are used herein as defined in the Form 10-K.

Form 10-K for the year ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures and Other Performance Metrics, page 43

1.    You present your Adjusted Contribution non-GAAP measure as a calculation of revenue less FI Share and other third-party costs. As this appears to be a non-GAAP margin measure that excludes normal, recurring, cash operating expenses, please tell us how you considered the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations (“Non-GAAP CDIs”).

July 26, 2019

Response to Comment 1:

Adjusted Contribution is the primary metric used by the Company to evaluate its operating performance and trends

In response to the Staff’s comment, the Company respectfully submits that Adjusted Contribution is not a measure of margin nor has the Company characterized it as such in its disclosures. Adjusted Contribution is a key performance metric used extensively by management and investors to measure the performance of the Company’s advertising platform. Specifically, Adjusted Contribution measures the degree by which revenue generated from marketers exceeds the cost to obtain the purchase data and the digital advertising space from its FI partners’. Adjusted Contribution therefore allows readers to understand how additional dollars of marketing spend on the Company’s platform generate incremental dollars to support the Company’s sales and marketing, research and development, general and administration and other expenses. Adjusted Contribution is calculated by taking the Company’s FI Share and other third party costs, which represents the costs to obtain consumer purchase data and digital marketing space, from revenue. These costs are the Company’s principal costs to generate revenue that are external to the business. The Company’s FI Share and other third party costs vary based on volume of third party marketing spend as compared to the Company’s other operating costs, which are largely more controllable by the Company.

In 2003, Release Nos. 33-8350; 34-48960, the Commission issued guidance regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). The guidance stated that MD&A “should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business.” Adjusted Contribution is the primary metric used by both management and the Company’s board of directors to evaluate and manage the Company’s operating performance and identify trends in the business.

Adjusted Contribution is reviewed against budgeted amounts by the Company’s management and board of directors and, with the exception of revenue, the Company views Adjusted Contribution as the most important operating measure to assess the performance of the Company’s advertising platform and the primary measure of the amount generated by its advertising platform to operate the Company’s business. Adjusted Contribution is also a performance measure used by the Company for employee compensation. Specifically, Adjusted Contribution is used to determine the vesting of performance-based equity awards and is used to determine the achievement of quarterly and annual bonuses across the Company’s entire global employee base, including executives.

In addition, there are recent strategic developments in the Company’s business that highlight the importance of Adjusted Contribution as an additional metric to provide further insight and understanding of the Company’s business. The Company runs campaigns offering Consumer Incentives to drive an expected rate of return on

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400 WWW.COOLEY.COM

July 26, 2019

advertising spend for marketers. At times, the Company collaborates with an FI partner to enhance the level of Consumer Incentives to their respective FI customers funded by a reduction in their FI Share. The Company believes that these investments by the Company’s FI partners positively impact the Company’s platform by making FI customers more highly engaged with the platform. These investments do not impact Adjusted Contribution since the Company’s FI partners fund the increased Consumer Incentives through their FI Share, however, these investments decrease the Company’s GAAP revenue. As a result, Adjusted Contribution is an important additional measure the Company uses to articulate this dynamic to users of its financial statements.

The Company manages its growth, in part, by determining the degree to which incremental Adjusted Contribution can be created through the addition of new marketers, the expansion into new industry verticals and the integration of new FI partners given the variability in Consumer Incentives and FI Share across these growth opportunities. Just as management does, an investor can use Adjusted Contribution to determine whether the Company is becoming more or less efficient as the Company grows and expands its platform.

As Adjusted Contribution is a key performance measure used by management in evaluating the Company’s business, the Company believes that transparent disclosure regarding this measure, as well as its calculation, is important for investors. Given its importance to the financial story of the Company, investors, like management, should have Adjusted Contribution available to use as one of the core measures for valuing the Company in the marketplace. Consistent with that belief, and in response to investor feedback seeking further transparency into the Company’s business, beginning in the first quarter of 2019, the Company began sharing guidance as to Adjusted Contribution as well as revenue with the investing community.

Given the centrality of Adjusted Contribution to the management of the business by the Company, it is difficult to determine how the Company would comply with its obligation to provide an analysis of its financial condition and results of operations through the eyes of management without discussing Adjusted Contribution. The Company does not believe that the Commission’s rules regarding use of non-GAAP measures require that result.

Disclosure of Adjusted Contribution is not misleading

While both Regulation G and Item 10(e) of Regulation S-K require certain additional disclosures when non-GAAP measures are used, neither sets forth an absolute bar on the use of non-GAAP financial measures. Regulation G precludes use of a non-GAAP measure that is misleading (emphasis added) and Item 10(e) of Regulation S-K prohibits (1) the exclusion of “charges or liabilities that required, or will require, cash settlement…from non-GAAP liquidity measures” (emphasis added) other than EBIT and EBITDA and (2) adjusting a “non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years” (emphasis added).

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400 WWW.COOLEY.COM

July 26, 2019

As noted above, Adjusted Contribution is not intended by the Company to be used as a measure of total profitability or margin nor is it a measure of liquidity, but rather it is the Company’s share of the economic benefits of the advertising platform to support the Company’s sales and marketing, research and development, general and administration and other expenses and provides a useful measure for period-to-period comparisons of the Company’s business. It is not a liquidity measure from which items requiring cash settlement may not be excluded.

In addition, Adjusted Contribution is not a performance measure that is being smoothed out by eliminating recurring items identified as non-recurring, infrequent or unusual. The amounts used to arrive at Adjusted Contribution all appear on the face of the Company’s consolidated statements of operations or cash flows, do not otherwise eliminate or accelerate any amounts in contravention of GAAP and the Company is not characterizing the adjustments as non-recurring, infrequent or unusual, rather the Company’s disclosure makes it clear that the costs eliminated in calculating Adjusted Contribution are costs to obtain consumer purchase data and digital marketing space, which is necessary to target FI customers with offers, and is central to the Company’s business model. Moreover, the Company does not believe that the use of Adjusted Contribution is misleading because the Company explicitly states exactly how it is calculated. Additionally, the Company has ensured that the most comparable GAAP measure, revenue, is more prominent than Adjusted Contribution in its disclosures.

In light of the above, the Company respectfully maintains that inclusion of Adjusted Contribution in the Company’s periodic filings is appropriate and is not misleading. To ensure there is robust transparency around this disclosure and its utility, the Company undertakes to revise the disclosure in its future filings as follows [marked to show changes from the statement of utility included in the most recent Form 10-Q]:

“We review adjusted contribution for internal management purposes and believe that the elimination of ~~our primary cost of revenue~~ adjusted FI Share and other third-party costs which represents the cost to obtain the consumer purchase data and digital marketing space that is necessary to target FI customers with offers, can provide a useful measure for period-to-period comparisons of our core business. We believe that adjusted contribution provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Nevertheless, our use of adjusted contribution has limitations as an analytical tool, and is not an alternative measure of gross margin or total profitability. You should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Other companies, including companies in our industry that have similar business arrangements, may address the impact of adjusted FI Share and other third-party costs differently. You should consider adjusted contribution alongside our other GAAP financial results.”

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400 WWW.COOLEY.COM

July 26, 2019

Form 10-Q for the period ended March 31, 2019

Notes to Condensed Consolidated Financial Statements (Unaudited)

2. Significant Accounting Policies and Recent Accounting Standards Revenue, page 8

2. You indicate your performance obligation for the Cardlytics Direct service is a series that represents a stand ready obligation and revenue is recognized at a point in time during the campaign term. In addition, you indicate that revenue is recognized for Cardlytics Direct fees over time using the right to invoice practical expedient. Based on these disclosures it is unclear how you are recognizing revenue and which guidance is being applied. Please explain to us and revise to clarify how and when revenue is recognized for these arrangements with reference to the applicable guidance.

Response to Comment 2:

As disclosed in footnote 2 (Significant Accounting Policies and Recent Accounting Standards), the Company recognizes revenue for Cardlytics Direct fees over time using the right to invoice practical expedient because the amount billed is equal to the value delivered to marketers through qualified purchases by FI customers during that period.

Cardlytics Direct fees represent variable consideration that is resolved when FIs’ customers make qualifying purchases during the marketing campaign term. The Company undertakes to revise its disclosure in future filings to remove the phrase “point in time,” which was intended to refer to variable consideration being resolved upon FIs’ customers making qualifying purchases. The Company’s proposed revised disclosure is set forth below:

“With respect to our Cardlytics Direct service, our performance obligation is to offer incentives to FIs’ customers to make purchases from the marketer within a specified period. This performance obligation is a series that represents a stand ready obligation to provide a targeted campaign for the marketer to FI customers. ~~We recognize revenue for~~ Cardlytics Direct fees~~, which~~ represent~~s~~ variable consideration~~, at a point in time~~ that is resolved when FIs’ customers make qualifying purchases during the marketing campaign term.

Subsequent to a qualifying purchase, the associated fees are generally not subject to refund or adjustment unless the fees from the marketing campaign exceed a contractual maximum (marketer budget). We have not constrained our revenue because adjustments have historically been immaterial and given the short duration of our marketing campaigns, any adjustments are recognized during the period of the marketing campaign. We recognize revenue for Cardlytics Direct fees over time using the right to invoice practical expedient because the amount billed is equal to the value delivered to marketers through qualified purchases by FI customers during that period.”

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400 WWW.COOLEY.COM

July 26, 2019

*    *    *    *

Please direct any questions or comments concerning this response letter to either the undersigned at (617) 937-2357 or Mark Ballantyne at (703) 456-8084.

Very truly yours,

/s/ Nicole Brookshire

Nicole Brookshire

cc:	David Evans, Chief Financial Officer, Cardlytics, Inc.

Kirk Somers, Chief Legal Officer and People Officer, Cardlytics, Inc.

Mark Ballantyne, Cooley LLP

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400 WWW.COOLEY.COM